Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
OWLET, INC.
Owlet, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST:    That the first paragraph of Article IV of the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended and/or restated to date, be, and hereby is, amended and restated in its entirety to read as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Class A Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 117,883,928. The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 107,142,857, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,741,071, having a par value of $0.0001 per share. Upon this Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the shares of Class A Common Stock issued and outstanding immediately prior to the Effective Time (the “Old Class A Common Stock”) shall be reclassified, combined and reconstituted into a different number of shares of Class A Common Stock (the “New Class A Common Stock”) such that each 14 shares of Old Class A Common Stock (the “Split Ratio”) shall, at the Effective Time, be automatically reclassified, combined and reconstituted into one share of New Class A Common Stock (such reclassification, combination and reconstitution of shares, the “Reverse Stock Split”). No fractional shares of Class A Common Stock shall be issued as a result of the Reverse Stock Split. In lieu thereof, (a) with respect to holders of one or more certificates, if any, which formerly represented shares of Old Class A Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of Class A Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (the “Fractional Share Payment”) equal to the fraction of which such holder would otherwise be entitled multiplied by the closing price per share on the trading day immediately preceding the Effective Time as reported by The New York Stock Exchange (as adjusted to give effect to the Reverse Stock Split); provided that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Old Class A Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (ii) the aggregate number of shares of New Class A Common Stock after the Effective Time into which the shares of Old Class A Common Stock formerly represented by such

Exhibit 3.1
certificates shall have been reclassified, combined and reconstituted; and (b) with respect to holders of shares of Old Class A Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Class A Common Stock as a result of the Reverse Stock Split (after aggregating all fractional shares), following the Effective Time, shall be entitled to receive the Fractional Share Payment automatically and without any action by the holder. Any stock certificate and book-entry position that, immediately prior to the Effective Time, represented shares of the Old Class A Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Class A Common Stock equal to the product obtained by multiplying the number of shares of Old Class A Common Stock represented by such certificate or book-entry position immediately prior to the Effective Time by one divided by the Split Ratio.”

SECOND:     That, at a meeting of stockholders of the Corporation, the aforesaid amendment was duly adopted by the stockholders of the Corporation.

THIRD: That the aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:    This Certificate of Amendment will become effective at 5:00 p.m., Eastern Time, on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on this 7th day of July 2023.

OWLET, INC.
By:	/s/ Kurt Workman
Kurt Workman
President and Chief Executive Officer